September 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	National Commerce Corporation
Registration Statement on Form S-4
Filed August 28, 2015
File No. 333-206643

Dear Ms. Anagnosti:

On behalf of National Commerce Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on August 28, 2015 (the “Registration Statement”) contained in your letter dated September 10, 2015 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing contemporaneously herewith an amendment to the Registration Statement (“Amendment No. 1”). Additionally, we are providing via courier two copies of Amendment No. 1, as well as two copies of Amendment No. 1 marked to show changes from the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have reproduced the text of each comment in bold text followed by our response. Page numbers referenced in the responses refer to page numbers in the Registration Statement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Representations and Warranties in the Merger Agreement, page 72

1.	Please delete the last sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute disclosure for purposes of the registration statement.

The Company’s Response: The last sentence of the first paragraph of this section has been deleted in response to the Staff’s comment.

Ms. Era Anagnosti, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 14, 2015

Exhibit 8.1 Opinion of Maynard, Cooper & Gale, P.C.

2.	We note that the opinion states that it is based in part on the assumption that “the Merger will qualify as a statutory merger under the applicable corporate and state and federal banking laws” (see clause (vi) in the first paragraph on page 2). Consistent with Section III.C.3 of Staff Legal Bulletin No. 19, please delete this assumption from the opinion as inappropriate.

The Company’s Response: The assumption set forth in clause (vi) in the first paragraph on page 2 of the opinion has been deleted in response to the Staff’s comment.

If you have any questions or comments regarding this response or otherwise, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V

Chief Financial Officer